

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 13, 2009

Ronald D. Croatti
President and Chief Executive Officer
Unifirst Corporation
68 Jonspin Road
Wilmington, MA 01887
Facsimile: (978) 657-5663

      Re: Unifirst Corporation
              Form 10-K for Fiscal Year Ended August 30, 2008
              Filed November 13, 2008
              File No. 000-08504

Dear Mr. Croatti:

      We have reviewed your response letter dated April 3, 2009 and have the following comments. Please address the following comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis

1.   We have reviewed your response to comment four in our letter dated March 5, 2009 and believe that you should disclose material earnings per share and revenue targets in connection with annual cash incentive bonuses in future filings. Please disclose these targets in future filings to the extent they become material elements of your executive compensation policies or decisions.

*   *   *   *

      Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director